UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Converted Organics Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
21254S107 (CUSIP Number)
December 14, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 21254S107

1.	Names of Reporting Persons. Chester L.F. and Jacqueline M. Paulson as Joint Tenants I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 120,000

	6.	Shared Voting Power 486,000

	7.	Sole Dispositive Power 120,000

	8.	Shared Dispositive Power 486,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.0759

12.	Type of Reporting Person IN

Chester L.F. and Jacqueline M. Paulson (together the "Paulsons") may be deemd to control paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the managing partners of the Paulson Family LLC ("LLC") which is a controlling shareholder of PLCC, which is the parent company for PICI.

SCHEDULE 13G
CUSIP No. 21254S107

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification Nos. of above persons (entities only). 93-0589534

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 486,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 486,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.7654

12.	Type of Reporting Person BD CO
Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer.

Item 1.
(a)	Name of Issuer Converted Organics Inc.

(b)	Address of Issuer's Principal Executive Offices 7A Commercial Wharf West Boston, Massachusetts 02110

Item 2.
(a)
Name of Person Filing

This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons") who control and are the managing partners of the Paulson Family LLC ("LLC"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PLCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation ("PICI"). The Paulsons and PLCC are collectively referred to as the "Reporting Persons". The Reporting Persons schedule 13G Joint Filing Agreement is attached as Exhibit 1.

Information with respect to the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of teh information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agree that this statement is filed on behlaf of such Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence The Paulsons, PLCC's, and PICI's principal business address is: 811 SW Naito Parkway, Suite 200 Portland, Oregon 97204

(c)	Citizenship The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.

(d)	Title of Class of Securities Common Stock for Converted Organics Inc.

(e)	CUSIP Number 21254S107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ X ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)
Amount beneficially owned:

The Paulsons may be deemed to be the beneficial owners of a total of 606,000 shares of Issuer Common Stock. The precise owners of these shares is described more specifically in this paragrph. The Paulsons may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the managing partners of the Paulson Family LLC ("LLC"). Through the LLC, the Paulsons indirectly own 0 shares of Issuer Common Stock and 0 shares of Issuer Warrants. The Paulsons collectively own 0 shares of Issuer Common Stock and 0 shares of Issuer Warrants. Chester Paulson directly owns 0 shares of Issuer Common Stock and 120,000 shares of Issuer Warrants. Jacqueline M. Paulson directly owns 0 shares of Issuer Common Stock and 0 shares of Issuer Warrants. The Paulsons may be deemed to indirectly own 0 shares of Issuer Common Stock, 0 shares of Issuer Warrants, and Underwriter Warrants exercisable into 486,000 shares of Common Stock through PICI. PLCC directly owns 0 shares of Issuer Common Stock and 0 shares of Issuer Warrants. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the 0 shares of Issuer Common Stock and 0 shares of Issuer Warrants of which PICI is record owner.

(b)
Percent of class:
As of November 12, 2007 the Issuer had 4,028,472 shares of Issuer Common Stock issued and outstanding, as reported in their 10QSB filed November 13, 2007 (the "Issuer Outstanding Shares"). The Paulsons actual and deemed beneficial ownership of Issuer Common Stock represented approximately 13.0759% of the Issuer Outstanding Shares. PLCC's indirect beneficial ownership of Issuer Common Stock represented approximately 10.7654% of the Issuer Outstanding Shares.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The Paulsons have sole power to vote or direct the vote of 120,000 shares. PLCC has sole power to vote or direct the vote of 0 shares.

	(ii)	Shared power to vote or to direct the vote The Paulsons have shared power to vote or direct the vote of 486,000 shares. PLCC has shared power to vote or direct the vote of 486,000 shares.

(iii)
Sole power to dispose or to direct the disposition of
The Paulsons have sole power to dispose or direct the disposition of 120,000 shares. PLCC has sole power to dispose or direct the disposition of 0 shares.

(iv)
Shared power to dispose or to direct the disposition of
The Paulsons have shared power to dispose or direct the disposition of 486,000 shares. PLCC has shared power to dispose or direct the disposition of 486,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a).

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

Chester L.F. Paulson

By:		/s/ Chester L.F. Paulson
Chester L.F. Paulson
	Title:	Individually

Jacqueline M. Paulson

By:		/s/ Jacqueline M. Paulson
Jacqueline M. Paulson
	Title:	Individually

Paulson Capital Corp.

By:		/s/ Chester L.F. Paulson
Chester L.F. Paulson
	Title:	Chairman of the Board